UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LABOR READY, INC. 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Labor Ready, Inc.

1015 A Street

Tacoma, Washington 98402

REQUIRED INFORMATION

Labor Ready, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Benefits Committee

Labor Ready, Inc. 401(k) Plan

Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
LeMaster & Daniels PLLC
Spokane, Washington
June 7, 2007

Labor Ready, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

ASSETS:
Investments, at fair value:
Guaranteed interest contract	$1,748,105	$1,380,928
Employer stock	2,912,532	3,413,077
Mutual funds	11,660,520	7,114,445
Participant loans	395,233	298,148
	16,716,390	12,206,598
Contributions receivable:
Participant	112,204	168,111
Employer	28,053	482,115
	140,257	650,226

Total Assets:	16,856,647	12,856,824

LIABILITIES:
Excess contributions payable:
Participant	88,954	—
Employer	27,497	—

Total Liabilities:	116,451	—

Net Assets Available for Benefits	$16,740,196	$12,856,824

See accompanying notes to financial statements.

Labor Ready, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31,
	2006	2005
Additions:
Investment income:
Interest and dividends	$67,443	$56,348
Net appreciation in fair value of investments	1,022,093	1,316,270
	1,089,536	1,372,618

Contributions:
Participant	3,204,466	2,057,983
Employer	808,268	430,956
Rollovers	241,438	110,272
	4,254,172	2,599,211

Total additions	5,343,708	3,971,829

Deductions:
Benefits paid to participants	1,452,611	1,342,317
Administrative expenses	7,725	5,025

Total deductions	1,460,336	1,347,342

Net Increase	3,883,372	2,624,487

Transfer of assets from plan merger	—	672,368

Net Assets Available for Benefits:

Beginning of year	12,856,824	9,559,969

End of year	$16,740,196	$12,856,824

See accompanying notes to financial statements.

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Labor Ready, Inc. 401(k) Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  All permanent employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate.  Employees who are subject to a collective bargaining agreement that does not provide for participation in this Plan, nonresident aliens, per diem employees paid through the Company’s proprietary point of sale system, and CLP employees who have never worked at Labor Ready, Inc. are not eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $15,000 and $14,000 for 2006 and 2005, respectively. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2006 and 2005, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution.  Effective December 30, 2005, employer matching contributions are contributed in cash at each payroll period instead of annually.  Prior to December 30, 2005, participants were required to be employed as of the end of the year to receive the matching contribution.

Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest contract (the fixed account), and Company common stock.

Effective January 1, 2006, Plan enrollment provisions were amended.  All eligible employees of the Company who meet the eligibility requirements of the Plan automatically become participants under the Plan as of the entry date coinciding with the beginning of the next eligibility date (January 1, April 1, July 1, or October 1).  Participants who do not elect otherwise are automatically enrolled at a deferral percentage of 2%.  Under the terms of the automatic enrollment program, if an employee fails to select investment options for contributions credited to his or her participant account, such contributions will be invested in the Income Fund of America.

Participant Accounts

Participant accounts are valued daily based on quoted market prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

administrative expenses. Participants are charged directly with costs associated with the mutual funds and loan processing fees, as applicable.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service.  Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death or disability.  In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000.  The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time determined by the Plan administrator.  The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. All distributions from the Plan are paid in one lump-sum payment in cash or, at the election of the Trustee, in property. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the participant provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal.

Plan Administration

The Plan is administered by an employee benefits committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company.  No such officer or employee receives compensation from the Plan.

ING Life Insurance and Annuity Company (ING) serves as investment manager, recordkeeper and trustee for the Plan.  Certain Plan investments are shares of registered investment company funds and a guaranteed interest contract (the fixed account) managed by ING; transactions in these funds and account qualify as permitted party-in-interest transactions.  The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees which are allocated to participants.

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions.  Unallocated forfeitures as of December 31, 2006 and 2005 totaled $126,544 and $54,274, respectively.  No forfeitures were used in 2006 or 2005 to reduce employer matching contributions.

Reclassifications

Certain amounts in the 2005 financial statements were reclassified to conform with the 2006 presentation with no effect on previously reported net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments consist of a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest contract (the fixed account), Company common stock and participant loans.

Investments in mutual funds are reported at fair value based on quoted market prices. The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value.  Participant loans are recorded at book value, which approximates fair value.  The Labor Ready, Inc. Common Stock Fund includes shares of Labor Ready, Inc. and cash, and is reported based on unitized value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 3 - Investments

As of December 31, 2006 and 2005 the Plan’s investments were held by ING.  Investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	December 31,
	2006	2005

Guaranteed interest contract:
ING Fixed Account	$1,748,105	$1,380,928
Mutual funds:
Fidelity VIP Contrafund Portfolio	1,697,221	1,310,360
The Growth Fund of America	1,045,394	782,325
The Income Fund of America	1,951,160	282,619
Baron Growth Fund	1,309,031	1,120,552
EuroPacific Growth Fund	1,094,813	685,213
Other	4,562,901	2,933,376
Labor Ready, Inc. Common Stock Fund	2,912,532	3,413,077
Participant loans	395,233	298,148

	$16,716,390	$12,206,598

Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2006 and 2005, was as follows:

	Years Ended December 31,
	2006	2005

Mutual funds	$1,373,193	$604,989
Labor Ready, Inc. Common Stock Fund	(351,100)	711,281

	$1,022,093	$1,316,270

Note 4 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of ING.  ING acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participant contributions amounting to $71,579 were withheld from participants’ pay during the months of January and February 2005 but were inadvertently not remitted to the Plan’s trust within 15 business days following the month in which such amounts were withheld.  This constituted a $71,579 loan from the Plan to the Plan sponsor which is considered to be a nonexempt party-in-interest transaction.  The loan amount, plus lost investment earnings of $7,104, was remitted in total to the Plan’s trust by May 2005.

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC.  The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 7 - Risks and Uncertainties

The Plan provides for investment options encompassing various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$16,740,196	$12,856,824
Participant contributions receivable	(112,204)	(168,111)
Employer contributions receivable	(28,053)	(482,115)
Excess participant contributions refunds payable	88,954	—
Excess employer contributions refunds payable	27,497	—

Net assets available for benefits per Form 5500	$16,716,390	$12,206,598

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements

Note 8 - Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of employers’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2006	2005

Employer contributions per the financial statements	$808,268	$430,956
Employer receivable prior year	482,115	381,001
Employer receivable current year	(28,053)	(482,115)
Excess employer contributions refunds payable current year	27,497	—

Employer contributions per Form 5500	$1,289,827	$329,842

The following is a reconciliation of participants’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2006	2005

Participant contributions per the financial statements	$3,204,466	$2,057,983
Participant contributions receivable prior year	168,111	191,283
Participant contributions receivable current year	(112,204)	(168,111)
Excess participant contributions refunds payable current year	88,954	—

Participant contributions per Form 5500	$3,349,327	$2,081,155

Note 9 - Plan Merger

Labor Ready merged the Gevity HR 401(k) Plan, the Plan of Spartan Staffing (one of Labor Ready’s acquired brands), into the Labor Ready Plan effective June 30, 2005.  Assets transferred into the Plan totaled $672,368.

Note 10 - Subsequent Events

Effective January 1, 2007, the Plan changed Trustees from ING Life Insurance and Annuity Company to Principal Life Insurance Company.  In connection with the change in Trustees, many of the plan investment options changed as well (although the ability of participants to invest in Company common stock was not changed, and is still permitted).

Labor Ready merged the CLP 401(k) Retirement Plan, the Plan of CLP Resources (one of Labor Ready’s acquired brands), into the Labor Ready Plan effective January 25, 2007.  Assets transferred into the Plan totaled $3,597,093.

Labor Ready, Inc. 401(k) Plan

Assets Held for Investment Purposes

December 31, 2006

EIN #:  91-1287341

Plan #: 001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value

Guaranteed interest contract:
* ING Fixed Account	1,748,105	shares	$1,748,105
Common stock
* Labor Ready, Inc.	Common Stock Fund		2,912,532

Mutual Funds:
* ING VP Index Plus Large Cap Portfolio	6,042	shares	59,735
* ING GNMA Income Fund	14,671	shares	177,407
* ING Intermediate Bond Fund	18,633	shares	233,793
* ING Strategic Allocation Moderate Portfolio	13,202	shares	160,683
* ING Strategic Allocation Growth Portfolio	13,825	shares	164,383
* ING Strategic Allocation Conservative Portfolio	10,909	shares	137,108
The Income Fund of America	77,936	shares	1,951,160
The Growth Fund of America	30,603	shares	1,045,394
Oppenheimer Main Street Fund	70,185	shares	725,215
Washington Mutual Investors Fund	7,520	shares	292,422
Fidelity VIP Contrafund Portfolio	122,374	shares	1,697,221
Fidelity Advisor Mid Cap Fund	35,237	shares	505,514
Baron Growth Fund	68,476	shares	1,309,031
Evergreen Special Values Fund	31,890	shares	785,613
T. Rowe Price Mid-Cap Value Fund	17,382	shares	392,485
VVIF Small Company Growth Portfolio	9,923	shares	127,204
EuroPacific Growth Fund	20,534	shares	1,094,813
Templeton Growth Fund	42,407	shares	801,339
			11,660,520

Participant loans	Interest rates from 5% to 9.25% per annum; maturity dates from 2007 through 2016		395,233

			$16,716,390

*  Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2006 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan, which is the Plan administrator of the Labor Ready, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Labor Ready, Inc. 401(k) Plan

By: Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan

/s/ Richard Mercuri
Richard Mercuri, Trustee of the Plan
June 20, 2007